



Milkweed Inn LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $250,000

Offering End Date: October 21, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Milkweed Inn LLC

Founded: March 12, 2019

Address: 15180 DD Road
Wetmore, MI 49895

Industry: Bed-and-Breakfast Inn

Employees: 2

Website: https://www.milkweedinn.com/

Use of Funds Allocation:

If the maximum raise is met:

$235,000.00 (94.00%) – of the proceeds will go towards working capital- equipment, snow gear, and landscaping, trail, and building improvements to create wedding and event spaces

$15,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 25,000 Followers





Business Metrics:

	FY23	FY24	YTD 8/25/2025
Total Assets	$429,674	$483,237	$407,894
Cash & Cash Equivalents	$16,682	$16,363	$152,139
Accounts Receivable	$0	$0	$0
Short-term Debt	$431,932	$423,643	$685,030
Long-term Debt	$0	$0	$2,939
Revenue	$351,698	$491,765	$151,535
Cost of Goods Sold	$68,174	$133,953	$121,834
Taxes	$0	$0	$0
Net Income	$87,602	$63,851	-$112,599

Recognition:

Milkweed Inn LLC (DBA The Milkweed Inn) prompts guests to unlock their true self. Owner Lane Regan created the business because the city restaurant hustle had burnt them out. They wanted to highlight the best parts of the season and show their guests how much abundance is right beneath and above them. They forage, grow, fish, farm, and hunt on their 270 acres of land. They collaborate with local farmers and businesses to highlight each micro season to its fullest.

About:

Milkweed Inn LLC (DBA The Milkweed Inn) is an off-grid bed and breakfast serving all kinds of magic deep in the Hiawatha National Forest. Guests get a chance to unplug from their busy lives and sink into the surrounding world. Milkweed's food and home tell a story about the land and people.

For more information, contact our Customer Support Team at support@thesmbx.com

